The Penn Mutual Life Insurance Company

Philadelphia, Pennsylvania	Founded 1847

Contract Owner	William Penn	9999999	Contract Number

Contract Date	September 1, 2010	September 1, 2061,	Annuity Date

Annuitant	William Penn	45	Age of Annuitant

VALUES AND PAYMENTS UNDER THIS CONTRACT, WHEN BASED UPON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE. THEY MAY DECREASE OR INCREASE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT.

RIGHT TO REVIEW CONTRACT: The Contract Owner may cancel this Contract within ten days after its receipt. If this contract is a Replacement Contract it may be cancelled by returning it within 30 days after it is received by the owner. In either situation, simply return or mail it to the Company or the representative through whom it was purchased. The Company will refund the Contract Value as of the time notification is received.

This is a legal Contract between the Contract Owner and Penn Mutual. Please read the Contract carefully.

Executed on the Contract Date by The Penn Mutual Life Insurance Company.

Secretary	Chairman and
Chief Executive Officer

Individual Variable and Fixed
Annuity Contract
Flexible Purchase Payments

Annuity Payments payable on Annuity Date
Flexible Purchase Payments payable until Annuity Date
Participating
The Company will make monthly annuity payments and
other payments as set forth in this Contract.
This Contract contains a benefit waiving surrender charges

The Penn Mutual Life Insurance Company, Philadelphia, Pennsylvania 19172

Phone: (215) 956-8000 | Web: www.pennmutual.com

ICC10-LVA-10

Guide to Contract Sections

1. Contract Specifications	9. Annuity Payments
2. Endorsements	10. Annuity Options
3. Contract Definitions	11. Death Benefit
4. Purchase Payments	12. Transfers
5. The Separate Account	13. Withdrawal
6. The Fixed Account	14. General
7. Contract Charges and Deductions
8. Contract Value
A copy of any applications follow Section 14.

State Insurance Department Information

1.	Contract Specifications

Contract Owner: [William Penn]	Contract Number: [9999999]

Contract Date: [September 1, 2010]	Annuity Date: [September 1, 2061]

Annuitant: [William Penn]	Age of Annuitant: [45]
Joint Annuitant: [Elisabeth Penn]	Age of Joint Annuitant: [45]

Market Type: [Non-Qualified]

Separate Account: PML Variable Annuity Account III

Schedule of Purchase Payments

Initial Purchase Payment of [$10,000.00] was allocated to the Contract on [September 1, 2010] as follows:

Variable Account	[100	%]
Fixed Account	[0	%]

Subsequent Purchase Payments may be made subject to the provisions of the Contract. The minimum amount is $1,000.00.

Total Purchase Payments may not exceed $2,000,000 for the same Owner or Annuitant without our prior consent.

Schedule of Benefits

[Rider:                          Guaranteed Minimum Withdrawal Benefit with Inflation Adjustment]

Schedule of Annual Charges

Annual Contract Administration Charge* $40, or 2% of the Variable Account Value, whichever is less

Asset Based Contract Administration Charge**	0.15%
Mortality & Expense Risk Charge**	1.50%
Maximum Rider Charge ***	2.50%

Date Annual Charges are deducted each year: [September 4]

*THE CONTRACT ADMINISTRATION CHARGE APPLIES EACH YEAR THERE IS A VARIABLE ACCOUNT VALUE WHICH IS LESS THAN $50,000.

**THE MORTALITY AND EXPENSE RISK CHARGE AS WELL AS THE ASSET BASED CONTRACT ADMINISTRATION CHARGE ARE MADE DAILY AGAINST THE ASSETS OF THE SEPARATE ACCOUNT.

***THE RIDER CHARGE IS THE ANNUAL PERCENTAGE OF WITHDRAWAL BENEFIT BASE AND IS ASSESSED QUARTERLY WHILE THERE IS CONTRACT VALUE.

Schedule of Contingent Deferred Sales Charge

Number of Contract Years since Purchase Payment	Contingent Deferred Sales Charge (% of Purchase Payment)
0	8%
1	7%
2	6%
3	5%
4	0%
Annual Free Withdrawal Percentage	10% of Total Purchase Payments

Refer to Withdrawal section of the Contract for further information on the Contingent Deferred Sales Charge.

1.	Contract Specifications (continued)

Subaccounts

Penn Series Funds, Inc.

Manager	Fund Name
Independence Capital Management, Inc.	Money Market Fund *
Independence Capital Management, Inc.	Limited Maturity Bond Fund *
Independence Capital Management, Inc.	Quality Bond Fund *
T. Rowe Price Associates, Inc.	High Yield Bond Fund
T. Rowe Price Associates, Inc.	Flexibly Managed Fund
Independence Capital Management Inc.	Balanced Fund
T. Rowe Price Associates, Inc.	Large Growth Stock Fund
Turner Investment Partners, Inc.	Large Cap Growth Fund
Wells Capital Management Inc.	Large Core Growth Fund
OppenheimerFunds, Inc.	Large Cap Value Fund
Eaton Vance Management	Large Core Value Fund
SSgA Funds Management, Inc.	Index 500 Fund
Turner Investment Partners, Inc.	Mid Cap Growth Fund
Neuberger Berman Management LLC	Mid Cap Value Fund
Lord, Abbett & Co. LLC	Mid Core Value Fund
Wells Capital Management Inc.	SMID Cap Growth Fund
AllianceBernstein L.P.	SMID Cap Value Fund
Allianz Global Investors Capital LLC	Small Cap Growth Fund
Goldman Sachs Asset Management, L.P.	Small Cap Value Fund
SSgA Funds Management, Inc.	Small Cap Index Fund
SSgA Funds Management, Inc.	Developed International Index Fund
Vontobel Asset Management, Inc.	International Equity Fund
Morgan Stanley Investment Management Inc.	Emerging Markets Equity Fund
Heitman Real Estate Securities LLC	REIT Fund
Independence Capital Management, Inc.	Aggressive Allocation Fund
Independence Capital Management, Inc.	Moderately Aggressive Allocation Fund
Independence Capital Management, Inc.	Moderate Allocation Fund
Independence Capital Management, Inc.	Moderately Conservative Allocation Fund
Independence Capital Management, Inc.	Conservative Allocation Fund

* These Subaccounts are available for Dollar Cost Averaging, Refer to the Fixed Account section for further information on Dollar Cost Averaging.

A limited list of these Subaccounts will be available with the presence of the Guaranteed Minimum Withdrawal Benefit with Inflation Adjustment Rider specified in the Schedule of Benefits.

Fixed Account Options:

Fixed Dollar Cost Averaging Options

Six-Month Dollar Cost Averaging Period
Twelve-Month Dollar Cost Averaging Period

Minimum Guaranteed Interest Rate: [1.50%]

The minimum guaranteed interest rate for any Fixed Interest Option is determined as the lesser of (1) 3% and (2) the average over a 12-month period, rounded to the nearest 1/20th of 1%, of the 5-year constant maturity treasury rate reduced by 125 basis points, where the resulting interest rate is not less than 1%. This rate is set by the Company quarterly on January 1, April 1, July 1 and October 1. The rate shown above is the minimum guaranteed interest rate for the life of the Contract. The calculated guaranteed rate will never be lower than the minimum nonforfeiture rate.

1.	Additional Contract Specifications

Standard Withdrawal Rate:

Actual age at first Living Benefit Guarantee Withdrawal	Age-Banded Standard Withdrawal Rate

At least 59 1/2 but less than 64 1/2	5.0%

Lifetime Withdrawal Rate:

Actual age at first Living Benefit Guarantee Withdrawal	Age-Banded Base Lifetime Withdrawal Rate

At least 64 1/2, but less than 69 1/2	4.0%
At least 69 1/2, but less than 74 1/2	4.5%
At least 74 1/2	5.0%

Age of Contract	Base Lifetime Withdrawal Rate Adjustment

Less than 5	0.00%
At least 5, but less than 10	0.50%
At least 10	1.00%

Maximum Inflation Factor:	[5.0%]

Lifetime Withdrawal Option Inflation Increase Period:	[20 years]

Maximum Death Benefit Enhancement:	[$1,000,000]

Initial Rider Charge:	[1.25%]

THE INITIAL RIDER CHARGE IS IN EFFECT AT THE CONTRACT ISSUE DATE AND IS GUARANTEED UNDER THE CONDITIONS STATED IN THE CONTRACT. UTILIZATION OF STEP-UPS, CHANGES TO INVESTMENT ALLOCATIONS, OR OTHER CHANGES MAY INCREASE THE RIDER CHARGE AND THE RIDER CHARGE CAN BE CHANGED BY THE COMPANY, SUBJECT TO THE MAXIMUM RIDER CHARGE.

Dates on which Rider Charge is deducted:

[February 28]

[May 31]

[August 31]

[November 30]

2.	Endorsements

To be made only by the Company

This page is intentionally left blank.

3.	Contract Definitions

Accumulation Unit: A unit of measure used to compute the Variable Account Value under the Contract prior to the Annuity Date.

Actual Age. True calendar age in exact years (including fractions).

Annuitant: The person upon whose life all annuity options, benefits and features are based.

Annuity Date: The date on which annuity payments are scheduled to begin.

Annuity Value: Contract Value at the time of annuitization.

Contract Owner: The person or entity, named in the Contract Specifications, unless amended by any subsequent change of ownership, entitled to exercise all of the ownership rights under the Contract.

Contract Value: The sum of the Variable Account Value and the Fixed Account Value

Fixed Account: The account under which amounts are held for this Contract under all Fixed Account Options prior to the Annuity Date.

Fixed Account Value: The value of the amounts held in all Fixed Account Options of the Fixed Account for this Contract.

Interest Period: The period of time for which an interest rate declared by the Company is guaranteed. The period begins on the first day of the calendar month in which allocation or transfer is made.

Qualified Plan: A retirement arrangement that receives special tax treatment under the Internal Revenue Code.

Separate Account: Penn Mutual Variable Annuity Account III, a Separate Account of The Penn Mutual Life Insurance Company that is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

Variable Account: The account under which amounts are held for the Contract Owner under all Subaccounts of the Separate Account prior to the Annuity Date.

Variable Account Value: The sum of the values of the Accumulation Units held in the Subaccounts of the Separate Account for this Contract.

The Company: The Penn Mutual Life Insurance Company.

4.	Purchase Payments

Purchase Payment. Purchase Payment is any deposit made into the Contract. Initial Purchase Payment is the sum of all deposits made into the Contract on the Contract Date. Purchase Payments will be allocated to the Subaccounts of the Separate Account and to the Fixed Account as directed by the Contract Owner in the application for this Contract.

Subsequent Purchase Payment is any deposit made into the Contract after the Contract Date. Subsequent Purchase Payments will be allocated, as specified in the allocation section of the application, to the Subaccounts of the Separate Account and to the Fixed Account unless the Contract Owner directs that the Purchase Payments be allocated otherwise. Purchase Payments applied to the Contract after issue may be made at any time without prior notice to the Company. The minimum Subsequent Purchase Payment is $1,000.

Total Purchase Payments may not exceed $2,000,000 at any time without the consent of the Company. This limit applies across all Variable Annuity Contracts issued by the Company for the Annuitant.

The Company reserves the right to decline any Purchase Payment.

5.	The Separate Account

The Separate Account. The Separate Account named on Page 3 was established by the Company for this and other variable Contracts. The Separate Account is divided into Subaccounts for the investment of assets in shares of the mutual funds which are listed on Page 3. Assets allocated or transferred to the Separate Account are variable. They are not guaranteed as to fixed dollar amount and may decrease or increase in response to investment experience.

The Company owns the assets held in the Separate Account. However, the portion of the assets of each Subaccount of the Separate Account equal to the reserves and other Contract liabilities with respect to the Subaccount of the Separate Account are not chargeable with the liabilities arising out of any other business the Company may conduct. Income and realized and unrealized gains and losses from the assets held in each Subaccount are credited to or charged against the Subaccount without regard to the income, gains or losses in other investment accounts of the Company. Shares of a mutual fund held in a Subaccount will be redeemed at current net asset value to make transfers, pay benefits and cover applicable charges and deductions. Any dividend or capital gain distribution from a mutual fund will be reinvested in shares of that mutual fund.

Substitution of Investment. If investment in a Subaccount should no longer be possible, or a Subaccount’s investment in a particular mutual fund should no longer be possible, or, in the judgment of the Company, investment in a Subaccount or mutual fund becomes inappropriate to the purposes of the Contract, or, if in the judgment of the Company, investment in another Subaccount, mutual fund or insurance Company Separate Account is in the interest of Contract Owners of this class of Contracts, the Company may substitute another Subaccount, mutual fund or insurance Company Separate Account. Substitution may be made with respect to existing investments and the investment of future Purchase Payments. Substitution will be subject to all approvals required under applicable law.

6.	The Fixed Account

The Fixed Account. The Fixed Account is the account under which amounts are held for this Contract under all Fixed Account Options prior to the Annuity Date. The Fixed Account Options are listed on Page 3. Amounts allocated or transferred to the Fixed Account under this Contract become a part of the general account assets of the Company and do not fluctuate in response to investment experience.

Dollar Cost Averaging Options. If the Contract Value is at least $10,000, the Contract Owner may allocate money to one of the Dollar Cost Averaging Options and have a fixed percentage transferred monthly from the account to variable Subaccounts to achieve Dollar Cost Averaging. Amounts may only be allocated to one of the Dollar Cost Averaging Options in conjunction with an election of the Dollar Cost Averaging program. The minimum transfer amount to each Subaccount is $50. Once a Dollar Cost Averaging Option is selected, an additional Dollar Cost Averaging Option cannot be selected. If the Contract Owner elects to discontinue participation in the program, any money left in the Dollar Cost Averaging Accounts will be transferred into the variable Subaccounts based on the Dollar Cost Averaging allocation initially selected (unless otherwise directed by the Contract Owner).

Fixed Dollar Cost Averaging Options. Only new Purchase Payments may be allocated to the Fixed Dollar Cost Averaging Options. Such payments are subject to the Contract minimums for Initial and Subsequent Purchase Payments. Amounts held in a

Fixed Dollar Cost Averaging Option of the Fixed Account will be credited with interest at effective annual rates, declared by the Company. The Minimum Guaranteed Interest Rate applicable for any Fixed Dollar Cost Averaging Option of the Fixed Account (shown on Page 3) is determined on the Contract Date. The declared interest rate will apply from the date of the allocation through the end of the Dollar Cost Averaging Period. Purchase Payments received after the start of a Dollar Cost Averaging Period will create an additional Dollar Cost Averaging Period. The available periods under the Fixed Dollar Cost Averaging Options are listed on Page 3. At the end of the Dollar Cost Averaging Period any interest remaining in the account will be automatically transferred into the variable Subaccounts based on the allocation initially selected by the Contract Owner.

Variable Dollar Cost Averaging Options. Dollar Cost Averaging may also be done from one of the variable Subaccounts listed on Page 3. New Purchase Payments and transfers may be allocated to the selected Subaccount. Such payments are subject to the Contract minimums for Initial and Subsequent Purchase Payments. The available periods under the Variable Dollar Cost Averaging Options are from at least 12 months up to 60 months.

7.	Contract Charges and Deductions

Contract Administration Charges. These charges are assessed against Contracts with a Variable Account Value. The first charge is the Annual Contract Administration Charge which will be no greater than the Annual Contract Administration Charge specified on Page 3. This charge will only be deducted if the Variable Account Value at the time the charge is due to be incurred is less than the minimum amount specified on Page 3. It will be deducted annually on the dates specified on Page 3. It will also be deducted when the Variable Account Value is withdrawn or transferred in full if withdrawal or transfer is not on the date specified on Page 3. The charge will not be deducted after the Annuity Date.

The second charge is an Asset Based Contract Administration Charge. The charge is expressed on an annual basis and will be assessed as a percentage of the daily net asset value of the Variable Account which will not exceed the charge shown on Page 3.

Mortality and Expense Risk Charge. This charge is made to compensate the Company for the mortality guarantees made under this Contract and for guaranteeing that the Annual Contract Administration Charge will not be increased by the Company over the life of this Contract or other Contracts under the same class. The charge is expressed on an annual basis and will be assessed as a percentage of the daily net asset value of the Variable Account. The charge will not exceed the value shown on Page 3.

Contingent Deferred Sales Charge. The Company will apply a Contingent Deferred Sales Charge, according to the schedule shown on Page 3, to all withdrawals of Purchase Payments, which do not satisfy the Free Withdrawal provision as described in Withdrawal section of the Contract. This charge will not be applied on Required Minimum Distributions (subject to IRS enforcement rules), payment at time of annuitization, on a death benefit payment, medically related withdrawal payment or disability withdrawal payment.

Premium Taxes. The Company may deduct from the Contract Value any premium tax or other taxes payable to a state or other government entity. Should the Company elect not to assess any amount so due, the Company does not waive the right to collect such amounts at a later date.

Deductions. The Asset Based Contract Administration Charge and the Mortality and Expense Risk Charge will be computed and deducted from each Subaccount of the Separate Account in which the Contract Owner is invested. These deductions will be made daily.

The Company will deduct other charges applicable to the Variable Account by canceling Accumulation Units. The value of the canceled units will be equal to the amount of the charges. Cancellation of Accumulation Units will be in the ratio of the Contract Owner’s share in each Subaccount of the Separate Account to the Variable Account Value.

Rider Fees. Please, refer to the Rider Charge provision of the Rider pages attached to this Contract subject to the Schedule of Benefits on the Contract Specifications.

8.	Contract Value

The Contract Value. The Contract Value is the sum of the Variable Account Value and the Fixed Account Value.

The Fixed Account Value. The Fixed Account Value is the value of the amounts held in all Fixed Interest Option Account of the Fixed Account for this Contract. The Fixed Account Value is determined by the total amount of premium allocated to the Fixed Account, adjusted by partial withdrawals, transfers, charges and expenses, and accumulated at effective annual rates declared by the Company, but at no less than the Minimum Guaranteed Interest Rate specified on Page 3.

The Variable Account Value. The Variable Account Value is the sum of the values of the Accumulation Units held in the Subaccounts of the Separate Account for this Contract.

Accumulation Unit: Accumulation Unit is the unit of measure used to compute the Variable Account Value under the Contract prior to the Annuity Date.

Number of Accumulation Units. Assets in the Separate Account are held as Accumulation Units in the Subaccounts of the Separate Account. For each Subaccount of the Separate Account, the number of Accumulation Units is the sum of (a) divided by (b), where:

(a)	is each amount allocated to the Subaccount; and

(b)	is the value of the Accumulation Unit for that Subaccount for the Valuation Period in which the Purchase Payment was received.

The number of Accumulation Units will be adjusted for transfers, withdrawals and charges. Adjustments will be made as of the end of the Valuation Period in which all requirements for the transaction are received.

Value of Each Accumulation Unit. For each Subaccount of the Separate Account, the value of an Accumulation Unit is arbitrarily set at $10 when the Subaccount is established. The value may increase or decrease from one Valuation Period to the next. For any Valuation Period the value is (a) multiplied by (b), where:

(a)	is the value of an Accumulation Unit for the prior Valuation Period; and

(b)	is the Net Investment Factor for that Subaccount for the current Valuation Period.

Net Investment Factor. As used in this Contract, “Net Investment Factor” is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next.

For any Subaccount, the Net Investment Factor for a Valuation Period is found by dividing (a) by (b) and subtracting (c), where:

(a)	is the net result of:

(1)	net asset value per-share of the mutual fund held in the Subaccount as of the end of the Valuation Period; plus

(2)	the per-share amount of any dividend or capital gain distributions by the mutual fund if the “ex- dividend” date occurs in the Valuation Period; plus or minus

(3)	a per-share charge or credit, as the Company may determine, as of the end of the Valuation Period, for tax reserves;

(b)	is the net result of:

(1)	the net asset value per-share of the mutual fund held in the Subaccount as of the end of the last prior Valuation Period; plus or minus

(2)	the per-share charge or credit for tax reserves as of the end of the last prior Valuation Period; and

(c)	is the sum of the daily Asset Based Contract Administration Charge and the daily Mortality and Expense Risk Charge. On an annual basis, the sum of such charges will not exceed the values shown on Page 3.

Valuation Period. The Valuation Period is the interval of time from one valuation of shares of the applicable fund to the next valuation of that fund. Valuation of shares occurs on each day the New York Stock Exchange is open for trading, as of the close of regular trading on the New York Stock Exchange.

9.	Annuity Payments

Annuity Date. Annuity Date is the date on which Annuity Payments are scheduled to begin, transitioning from the accumulation phase to the annuitization (income) phase, based on the elected Annuity Option or the default option. Unless another Annuity Date was specified on the annuity application or requested by later written notification, the Annuity Date will be set to the maximum maturity date, which is the later of (a) first Monthly Anniversary following the Annuitant’s 95th birthday, or (b) 10th Contract Anniversary. The Monthly Anniversary is the same day of each month as the policy anniversary date; if there is no corresponding date in the month, the Monthly Anniversary date will be the last date of such month. The Contract Owner may change the Annuity Date up to 30 days before the current Annuity Date.

Annuity Options. On the Annuity Date, the Contract Value, net of premium taxes if applicable, must be annuitized. The Contract

Owner must select an Annuity Option at least 30 days prior to the Annuity Date. In the event no response is received from the Contract Owner to the notification that an Annuity Option must be selected, and if the Annuity Date is less than the maximum maturity date, the Annuity Date will be changed to the maximum maturity date. If the maximum maturity date has been reached, and an Annuity Option has not been specified by the Contract Owner, the Contract Value will be annuitized on the Annuity Date based on a Life Annuity with Period Certain of 5 years.

Annuity Payments. Annuity Payments will generally start within 30 days of the Annuity Date. Payments under all options will be made to the Contract Owner, or to the Annuitant at the discretion of the Contract Owner.

Amount of Annuity Payments. The Contract Value on the day immediately preceding the Annuity Date will be used to determine the Annuity Payment. The Annuity Payment will be based upon the Annuity Option elected, the Annuitant’s age, the Annuitant’s sex, and the appropriate Fixed Annuity Option Table. The annuity rates will not be less than those guaranteed in the Contract at the time of purchase. The annuity benefits at the time of their commencement will not be less than those that would be provided by the application of the cash surrender value to purchase a single premium immediate annuity contract at purchase rates offered by the company at the time to the same class of annuitants.

The Contract Value will be applied to the selected Annuity Option as of the Annuity Date. In no event will the monthly income under Option 1, Option 2, Option 3 and Option 4 be less than the guaranteed monthly income. The guaranteed monthly income will be equal to that portion of the Contract Value, designated by the Contract Owner for an Annuity Option, applied to the Fixed Annuity Options Table in this section. The Fixed Annuity Options Table shows the amount of the first payment for each $1,000 so applied, according to the age at the Annuity Date. The tables are based on the Annuity 2000 Basic Table, without projections, 50% male/50% female with an effective annual interest rate of 3%. Adjusted ages are used in applying those tables.

Minimum Annuity Payments. If the Contract Value to be applied at the Annuity Date is less than $5,000, the Company may pay such amount in a lump sum to the Contract Owner. Otherwise, Annuity Payments will be made monthly, quarterly, semi-annually or annually at the Contract Owner’s request. If any payment would be less than $50, the Company may change the frequency so that payments are at least $50 each.

10.	Annuity Options

The Company must receive a written request to select and/or change the Annuity Option at least 30 days prior to the Annuity Date. After Annuity Payments begin, the Annuity Option cannot be changed.

Option 1 - Annuity for Specified Number of Years.

Payments will be made for a specified number of years, which may not be less than 5 or more than 30. If the Annuitant dies prior to the end of the guaranteed period, payments will continue to be paid to the designated beneficiary(ies) until the end of the guaranteed period.

Option 2 - Life Annuity.

Payments will be made for the life of the Annuitant. The last payment will be the one that is due before the Annuitant’s death. Upon the death of the Annuitant, payments will cease and there are no payments made to the beneficiary.

Option 3 - Life Annuity with Period Certain.

Payments will be made for the lifetime of the Annuitant, with a guaranteed period of time. The guaranteed period can range from 5 to 30 years. If the Annuitant dies prior to the end of the Period Certain, payments will continue to be paid to the designated beneficiary(ies) until the end of the Period Certain. If the Annuitant lives longer than the Period Certain, payments will continue until the Annuitant dies, but there will be no payment to any beneficiary.

Option 4 - Joint and Survivor Life Annuity.

Payments will be made during the lifetimes of the Annuitant and the Joint Annuitant. Upon the death of either Annuitant, and based on the percentage initially selected, payments will continue at a level of 100%, 75%, 66 2/3%, or 50% of the original benefit amount for the lifetime of the surviving Annuitant. The initial payment will be made if either the Annuitant or the designated second Annuitant are living. Subsequent payments will continue during the joint lives of the Annuitants and thereafter during the life of the surviving Annuitant. Payments will end with the last payment due before the death of the last Annuitant to die. After the deaths of both Annuitants, payments will cease and there will be no payments to any beneficiary.

Other annuity options may be available with the consent of the Company.

If the Annuitant dies prior to the end of the specified period under Option 1 or the guaranteed period under Option 3, the beneficiary may choose either:

(1) To have the payments continue for the remainder of the specified or guaranteed period, or

(2) To receive at any time in one sum the present value of the remaining payments to be made over the specified or guaranteed period.

If the beneficiary dies while receiving Annuity Payments under Option 1 or the guaranteed period of Option 3, the Company will pay the present value of remaining guaranteed payments to the beneficiary's executors or administrators unless the Contract Owner designated otherwise in an election consented to by the Company. The present value will be computed as of the Valuation Period in which due proof of death and the necessary forms to make payment to the beneficiary are received at our Administrative Office. At that time, the present value of the Annuity Option will be commuted at a rate set by the Company on the Annuity Date.

Fixed Annuity Option Tables

The following tables show the amount of the first monthly income payment for each $1,000 of Contract Value applied under the Annuity Option. “Age” as used in the tables for Options 2,3, and 4 means an adjusted age determined in the following manner from the Actual Age of the Annuitant on the birthday nearest the date of the first payment:

Date of First Payment	Adjusted Age
2010-2019	Actual Age decreased by 1
2020-2029	Actual Age decreased by 2
2030 and later	Actual Age decreased by 3

Option 1 - Annuity for Specified Number of Years

Number of Years	5	6	7	8	9	10	11	12	13	14	15	16	17
Monthly Income	17.91	15.14	13.16	11.68	10.53	9.61	8.86	8.24	7.71	7.26	6.87	6.53	6.23
Number of Years	18	19	20	21	22	23	24	25	26	27	28	29	30
Monthly Income	5.96	5.73	5.51	5.32	5.15	4.99	4.84	4.71	4.59	4.47	4.37	4.27	4.18

Option 2 - Life Annuity and Option 3 - Life Annuity with Payments Guaranteed for 10 or 20 Years

Age	Life Annuity	10 Years Guaranteed	20 Years Guaranteed	Age	Life Annuity	10 Years Guaranteed	20 Years Guaranteed
50	3.95	3.93	3.86	75	7.61	6.88	5.34
51	4.02	3.99	3.91	76	7.93	7.06	5.37
52	4.08	4.06	3.96	77	8.27	7.25	5.40
53	4.16	4.12	4.02	78	8.64	7.44	5.42
54	4.23	4.20	4.08	79	9.03	7.62	5.44

55	4.31	4.27	4.14	80	9.46	7.81	5.46
56	4.39	4.35	4.20	81	9.91	7.99	5.47
57	4.48	4.43	4.26	82	10.41	8.16	5.48
58	4.58	4.52	4.33	83	10.93	8.32	5.49
59	4.68	4.61	4.39	84	11.50	8.48	5.50

60	4.78	4.71	4.46	85	12.11	8.62	5.50
61	4.90	4.81	4.53	86	12.76	8.76	5.51
62	5.02	4.92	4.60	87	13.46	8.88	5.51
63	5.15	5.03	4.66	88	14.20	8.99	5.51
64	5.28	5.15	4.73	89	14.98	9.09	5.51

65	5.43	5.28	4.80	90	15.81	9.17	5.51
66	5.59	5.41	4.87	91	16.68	9.25	5.51
67	5.76	5.55	4.93	92	17.59	9.32	5.51
68	5.94	5.70	4.99	93	18.55	9.38	5.51
69	6.13	5.85	5.05	94	19.55	9.44	5.51

70	6.33	6.01	5.11	95	20.62	9.48	5.51
71	6.56	6.17	5.17
72	6.79	6.34	5.21
73	7.05	6.51	5.26
74	7.32	6.69	5.30

Option 4 - Joint and Survivor Life Annuity

Age	50	55	60	65	70	75	80	85	90	95	Age
50	3.53	3.64	3.73	3.80	3.85	3.89	3.92	3.93	3.94	3.95	50
55	3.64	3.79	3.92	4.04	4.13	4.20	4.24	4.27	4.29	4.30	55
60	3.73	3.92	4.12	4.30	4.45	4.57	4.65	4.71	4.74	4.76	60
65	3.80	4.04	4.30	4.56	4.81	5.02	5.17	5.28	5.35	5.38	65
70	3.85	4.13	4.45	4.81	5.18	5.52	5.80	6.01	6.15	6.23	70
75	3.89	4.20	4.57	5.02	5.52	6.04	6.52	6.91	7.19	7.37	75
80	3.92	4.24	4.65	5.17	5.80	6.52	7.27	7.96	8.50	8.87	80
85	3.93	4.27	4.71	5.28	6.01	6.91	7.96	9.03	9.99	10.73	85
90	3.94	4.29	4.74	5.35	6.15	7.19	8.50	9.99	11.48	12.78	90
95	3.95	4.30	4.76	5.38	6.23	7.37	8.87	10.73	12.78	14.74	95

11.	Standard Death Benefit

Death Before the Annuity Date. A death benefit shall be payable upon the earlier of the death of:

(1) the Contract Owner or

(2) the Annuitant.

Prior to the Annuity Date and upon receipt of due proof of death and the necessary forms to make payment to the beneficiary, the Company will pay a death benefit to the beneficiary.

Upon the Annuitant’s death, the death benefit is equal to the Standard Death Benefit on the date of receipt of due proof of death and the necessary forms to make payment to the beneficiary.

Standard Death Benefit. The Standard Death Benefit is the greater of (1) and (2) where:

(1)	is the Contract Value; and

(2)	is the amount of the Adjusted Net Purchase Payments (total Purchase Payments less adjusted partial withdrawals), where adjusted partial withdrawals are the greater of (a) and (b) below, where:

(a)	is the amount of each partial withdrawal; and

(b)	is the amount of each partial withdrawal multiplied by the ratio of (i) and (ii) where:

(i)	is the amount of the Adjusted Net Purchase Payments just before the partial withdrawal, and

(ii)	is the Contract Value just before the partial withdrawal.

Upon the Contract Owner’s death, if the Contract Owner is not the Annuitant, the death benefit is equal to the Contract Value on the date of receipt of due proof of death.

Upon either the death of the Contract Owner or the Annuitant, within one year of the date of death, the beneficiary may elect one of the following payout options if death occurs before the Annuity Date:

(1)	The death benefit may be paid in a single sum. The payment will generally be made within 7 days of receipt of the necessary forms to make payment.

(2)	The death benefit may be paid in the form of one of the Annuity Options. If the death benefit becomes payable upon the death of the Annuitant, election to receive the death benefit in the form of an annuity must be made within 60 days of the death of the Annuitant. The payments must be made over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. Payments under this option must commence within one year after the date of death.

(3)	If the beneficiary is not the surviving spouse, the beneficiary may elect to keep the Contract in force but the Contract Value must be paid out within 5 years after the date of death. The Contract Value may be paid out in a single sum within five years after the date of death. At the time of this election, the beneficiary must specify the allocation of the Contract Value to the Subaccounts of the Separate Account and the Fixed Account Options . During this election and within five years after the date of death, the beneficiary may transfer amounts among the Subaccounts of the Separate Account and the Fixed Account Options . Transfers from the Fixed Account Options are subject to the limitations imposed on such options.

If no such election is made within one year of the date of death, the Company will pay the Contract Value to the beneficiary at that time. If there is more than one surviving beneficiary, the beneficiaries must choose to receive their respective portions of the death benefit according to either (1) or (2) or (3) in the preceding paragraph. If no beneficiary survives the first to die of the Contract Owner or the Annuitant, the death benefit will be paid in a lump sum to the Contract Owner’s estate or the Contract Owner, respectively.

Death After the Annuity Date. If death occurs after the Annuity Date, upon receipt of due proof of death and the necessary forms to make payment to the beneficiary, the Company will pay a death benefit according to the Annuity Option in force if the option provides a death benefit.

Beneficiary. The beneficiary is the person(s) who is to receive:

(1)	Payment on the earlier of the death of the Contract Owner or the Annuitant prior to the Annuity Date, or

(2)	Remaining payments under specified or guaranteed annuity payments, if any, on death of the Annuitant on or after the Annuity Date.

The Contract Owner shall designate the beneficiary in the application. The Contract Owner may change the beneficiary at any time before the death of the Contract Owner or the Annuitant, whichever occurs first.

Changes in beneficiary, unless otherwise specified by the Contract Owner, shall take effect on the date the notice of change is signed by the Contract Owner, subject to any payments made or actions taken by the Company prior to receipt of this notice.

Unless a per stirpes designation is requested, the share of the death benefit of a beneficiary who predeceases the Contract Owner or Annuitant will pass to the remaining beneficiaries in the same class or, if none, to the next class of beneficiaries.

Exchange of Contract by Surviving Spouse. Upon the death of the earlier of the Annuitant or the Contract Owner, if the Contract’s designated beneficiary is the surviving spouse of the deceased Contract Owner, the spouse may elect to become the Contract Owner and, upon such election, the Contract value shall be adjusted to equal the amount of the death benefit. The surviving spouse may exchange this Contract for a new Contract of the same form or for a Contract of a similar form designated by the Company if the original form is no longer available for sale at the time this option is exercised. The new Contract issued upon the exercise of this exchange, will: (a) have the surviving spouse as the Annuitant; and (b) list the date of the exchange as the new Contract Date.

Riders on exchanged contracts are only available with the approval of the Company. Exchange shall not be treated as a withdrawal under the terms of the Contingent Deferred Sale Charge provision of this Contract. Purchase Payments to a Contract established as a result of an Exchange of Contract by a surviving spouse provision shall not be treated as a Purchase Payment under the terms of the Contingent Deferred Sales Charge provision of this Contract.

12.	Transfers

Subject to and in accordance with the provisions of this Contract and prior to the Annuity Date, the Contract Owner may transfer amounts among the Subaccounts of the Separate Account, provided that:

(a)	the minimum amount which may be transferred is $250 or, if less, the full amount held in the Subaccount;

(b)	for partial transfers, the amount remaining in a Subaccount must be at least $250.

Transfer Limits. Notwithstanding any other provision of this Contract, no more than two transfers may be made in a calendar month and no more than 12 such transfers can be made in a calendar year. Transfers pursuant to Dollar Cost Averaging or to Automatic Asset Rebalancing programs will not count towards this limit.

The Contract is not designed for individuals, advisers, or organizations that engage in frequent transfers among investment options or market timing transfers. The Company reserves the right to restrict frequency of transfers or market timing at its sole discretion.

13.	Withdrawal

Withdrawal. Prior to the earlier of the Annuity Date, the death of the Contract Owner or the death of the Annuitant, the Contract Owner may withdraw all or part of the Contract Value.

Withdrawal Payments. The Contract Owner may make a full or partial withdrawal. The minimum withdrawal is $500 or, at the time of the first withdrawal in each contract year, the Free Withdrawal Amount defined below, if less.

At the time of a partial withdrawal, the amount remaining in the Contract must be at least $5,000 or such lower amount as the Company may require. A minimum balance of $250 must remain in each Subaccount. If the Contract Owner makes a full withdrawal, this Agreement will be terminated.

Unless otherwise specified by the Contract Owner, the withdrawal will be made first pro-rata from the Subaccounts of the Separate Account up to the Variable Account Value, and then from the Fixed Account beginning with the Fixed Account Option with the shortest Interest Period. Within a Fixed Account Option, partial withdrawals will be made from amounts most recently allocated, renewed or transferred.

Free Withdrawal. Prior to the Annuity Date, Purchase Payment withdrawals up to the Free Withdrawal Amount will not be assessed a Contingent Deferred Sales Charge.

Free Withdrawal Amount. The Free Withdrawal Amount each contract year is equal to the Annual Free Withdrawal Percentage (as specified on Page 3) multiplied by the cumulative Purchase Payments as of the date of the request less any prior free withdrawals taken during that contract year.

Contingent Deferred Sales Charge. The Contingent Deferred Sales Charge will be imposed upon withdrawals.

For purposes of calculating the Contingent Deferred Sales Charge, Purchase Payments shall be treated as withdrawn prior to any available earnings. Available earnings equal the difference, if any, between the Contract Value at the time of a withdrawal and the Purchase Payments to which the Contract Value is attributable. The Company will allocate the Purchase Payment with the earliest effective date first, then the next earliest Purchase Payment until the allocation is equal to the withdrawal amount. There will be no Contingent Deferred Sales Charge on amounts withdrawn that exceed the total Purchase Payments of the Contract. Subject to the provisions of the Contract, the Free Withdrawal Amount will be applied to the Purchase Payments that have been in the Contract for the longest period of time.

The Contingent Deferred Sales Charge percentage will vary based on the number of contract years elapsed since the Purchase Payments were made until the date of the withdrawal in accordance with the table shown on Page 3.

The Contingent Deferred Sales Charge will be equal to the sum of charges applied to the Purchase Payments associated with the withdrawal. The charge applied to each Purchase Payment is equal to the product of (a) multiplied by (b) for each Purchase Payment associated with the withdrawal, where:

(a)	is the amount of the Purchase Payment associated with the withdrawal, and

(b)	is the percentage that corresponds to the number of contract years since the Purchase Payment.

Systematic Withdrawals. After the Contract is issued and prior to the Annuity Date, the Contract Owner may take systematic withdrawals. The withdrawals can be made on a monthly, quarterly, semiannual or annual basis. The minimum amount of each withdrawal payment is $50. The Company will adjust the frequency of payments so that payments are at least $50 each. A level systematic withdrawal payment will begin one modal period after the date of receipt of the request. Once initiated, the Contract Owner must send the Company a written notice to stop the systematic withdrawals or to change the amount or the mode of the withdrawals. The systematic withdrawals will terminate upon the earlier of the death of the Contract Owner or the Annuitant, or upon notice from the Contract Owner.

Systematic withdrawals will be subject to Contingent Deferred Sales Charge if the annual amount withdrawn exceeds the Free Withdrawal Amount available under the Free Withdrawal provision outlined in the Contract. All withdrawals during the contract year are considered in the determination of free amount withdrawn and the point at which Contingent Deferred Sales Charges will be assessed for additional withdrawals.

14.	General

Ownership of Contract. The Contract Owner must be named in the application. Designation of Contract Owner will be effective on the Contract Date.

Assignment of Contract. Upon written notice to the Company, in a form acceptable to the Company, the Contract Owner may assign the Contract to a new Contract Owner. Assignments, unless otherwise specified by the Contract Owner, shall take effect on the date the notice of assignment is signed, subject to any payments made or actions taken by the Company prior to its receipt of this notice. The Company shall not be liable for the validity of the assignment.

Required Minimum Distributions. If Required Minimum Distributions are required (subject to IRS enforcement rules), and the Contract has been in effect through at least one calendar year-end, the Contract Owner can elect Required Minimum Distribution (RMD) withdrawals, which can be taken either as a one-time withdrawal or systematically. The Contingent Deferred Sales Charge will not be assessed if the annual RMD amount exceeds the Contract’s annual Free Withdrawal Amount.

Disability Withdrawal. The Contract Owner may at any time withdraw all or any part of the Contract Value free of Contingent Deferred Sales Charge if:

(i)	the Contract Owner, or the Annuitant in a Qualified Plan, is then disabled as defined in Section 72(m)(7) of the Internal
Revenue Code and as applied under the Social Security Act, and

(ii)	the disability began after the Contract Date, and

(iii)	the disability has continued without interruption for four months.

The Company must receive due proof of the Contract Owner’s disability in writing. The Contract Owner must be living as of the date the Disability Withdrawal proceeds are paid. The maximum payout for all annuities owned by the Contract Owner with this benefit, at or issued by the Company and affiliated companies, is $500,000. If the request to waive the Contingent Deferred Sales Charges based on the Disability Withdrawal provision is denied by the Company, the surrender proceeds shall not be disbursed until the Contract Owner is notified of the denial and provided with the opportunity to accept or reject the surrender proceeds, including any surrender charges.

Medically Related Withdrawal. After the first contract year for Contracts issued to Contract Owners prior to their 75th birthday and prior to the Annuity Date, the Contract Owner may request to withdraw all or any part of the Contract Value free of Contingent Deferred Sales Charge if either of the following events occur.

(a)	While the Contract is in force, the Contract Owner is first confined to a medical care facility and remains there for at least 90 consecutive days. The medical care facility must be a state licensed facility which provides medically necessary in-patient care. The facility must be prescribed based on physical limitations which prohibit daily living in a non- institutional setting (by a licensed physician in writing).

(b)	While the Contract is in force, the Contract Owner is diagnosed by a licensed physician with a fatal illness which is expected to result in death within 2 years of the diagnoses in 80% of diagnosed cases.

The Company must receive due proof of the Contract Owner’s confinement or fatal illness in writing. The Contract Owner must be living as of the date the Medically Related Withdrawal proceeds are paid. The maximum payout (for all annuities owned by the Contract Owner) with this benefit, at or issued by the Company and affiliated companies, is $500,000. If the request to waive the Contingent Deferred Sales Charges based on the Medically Related Withdrawal provision is denied by the company, the surrender proceeds shall not be disbursed until the Contract Owner is notified of the denial and provided with the opportunity to accept or reject the surrender proceeds, including any surrender charges.

Deferment of Transfers and Payments. Transfers and payments of withdrawals from the Fixed Account and payment of the portion of the Standard Death Benefit allocated to the Fixed Account will generally be made within seven days after receipt by the Company of all documents required for such transfer, payment of withdrawal or payment of death benefits. However, the Company may defer a payment of surrenders, partial withdrawals and loans from the Fixed Account for a period not exceeding six months. The Company will disclose to the Contract Owner the specific date on which the transfer will be effective, the reason for the delay, and the value of the transfer as of the date the request is received by the Company.

Transfers and payments of withdrawals from the Variable Account and payment of the portion of the Standard Death Benefit allocated to the Variable Account will generally be made within seven days after receipt by the Company of all documents required for such transfer, payment of withdrawal or payment of death benefits. However, the Company may defer the determination and payment of all benefits under the Contract, including transfers, for any period during which:

(1)	The New York Stock Exchange is closed for trading (other than customary weekend and holiday closings);

(2)	Securities and Exchange Commission has determined that a state of emergency exists such that it is not reasonably practical to dispose of securities held in the Separate Account or to fairly determine the value of its assets.

Incontestability. No material misstatement made by the applicant will void the Contract unless it is contained in the written application attached to the Contract. Except in the event of fraud in the procurement of the Contract, the Contract will be incontestable after it has been in force during the life of the Annuitant for two years from the Contract Date.

Misstatement of Age. If the age of the Annuitant or a joint payee is misstated, any amount payable under this Contract will be the amount which the Purchase Payments would have purchased based on the correct age.

If Annuity Payments have been overpaid because the age of the Annuitant or joint payee has been misstated, the amount overpaid, with interest at the rate of 6% per year, compounded annually, will be charged against the payments still to be made under this Contract.

If Annuity Payments have been underpaid because the age of the Annuitant or joint payee has been misstated, the amount underpaid, with interest at the rate of 6% per year, compounded annually, will be paid in full with the next payment due under this Contract.

Proof of Age and Survival. The Company may require satisfactory proof of correct age at any time. If any payment under this Contract depends on the payee being alive, the Company may require satisfactory proof of survival.

The Contract. This Contract document, any Endorsements, any Riders and its attached application are the entire Agreement. The Contract document and any Endorsements and Riders are issued in consideration of the application and Purchase Payments. All statements made by the applicant for the issuance of the Contract shall, in the absence of fraud, be deemed representations and not warranties.

Only the President, a Vice President, an Associate Actuary, an Actuary or the Secretary of the Company may amend the Contract. Any amendment must be in writing. At any time, the Company may make such changes in this Contract as are required to make it conform with any law, regulation or order issued by any government instrumentality to which it is subject.

The Contract was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of the Contract that is in conflict with Interstate Insurance Product Regulation Commission standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission standards for this product type, as of the provision’s effective date.

Participating Contract. The Contract may participate in divisible surplus of The Company. Divisible surplus, if any, to be apportioned to the Contract shall be ascertained and apportioned annually and shall be paid in cash or credited to the Contract Value at the end of the contract year. If no election has been made by the Contract Owner, the divisible surplus will be credited to the Contract Value. No divisible surplus is expected to be apportioned to this Contract in the foreseeable future.

Dates. Contract years and anniversaries are measured from the Contract Date.

Notices, Changes and Choices. All notices, changes and choices which the Contract Owner may make under the Contract must be in writing. Contract Owner must provide notification on a form provided or approved by the Company, signed and received by the Company at its Administrative Office or designated Service Office. If acceptable to the Company, notices, changes and choices relating to beneficiaries and ownership will take effect as of the date signed except to the extent that the Company has already acted in reliance on the prior status. The Company is not responsible for their validity.

Contract Payments. All sums payable to the Company are payable at its designated Service Office.

Protection of Proceeds. Annuity Payments under this Contract may not be assigned by the Contract Owner or payee prior to their due dates. To the extent allowed by law, Annuity Payments are not subject to legal process for debts of a payee.

Compliance with Minimum Value Requirements. Annuity, death and withdrawal benefits are not less than the minimum benefits required by Section 7B of the Model Variable Annuity Regulation, model #250.”.

The benefits provided under the Fixed Account of this Contract may be increased by interest credited in excess of the Guaranteed Minimum Interest Rate, if any.

Periodic Reports. The Company will furnish the Contract Owner with periodic reports. The periodic reports will be provided at least annually and without charge, and will provide current information as of a date not more than four months prior to the date of mailing.

Reports will contain at least the following information:

(a)	The beginning and end dates of the current report period;

(b)	The Contract Value, if any, at the beginning of the current report period and at the end of the current report period, including information on the Separate Account, the Variable Account Value, the number of Accumulation Units, the value per Accumulation Unit and the Fixed Account Value.

(c)	The amounts and types of transactions that have been credited or debited to the account value during the current report period;

(d)	The cash surrender value, if any, at the end of the current report period.

Additional status reports to be made available to the Contract Owner upon request.

Address Change. The Contract Owner must promptly notify the Company of any change in address.